Exhibit 99.2

Execution Version

SUPPLEMENTAL REMARKETING AGREEMENT

March 26, 2024

Algonquin Power & Utilities Corp
354 Davis Road
Oakville, Ontario, L6J 2X1
Canada

Ladies and Gentlemen:

Reference is made to the Remarketing Agreement dated as of February 29, 2024 (the “Remarketing Agreement”) by and among Algonquin Power & Utilities Corp., a Canadian corporation (the “Corporation”), BofA Securities, Inc., CIBC World Markets Corp. and RBC Capital Markets, LLC, as the reset agents and the remarketing agents (together, the “Lead Remarketing Agents”) and as representatives of the Remarketing Agents (the “Representatives”), and The Bank of New York Mellon Trust Company, N.A., as Purchase Contract Agent (the “Purchase Contract Agent”) and as attorney-in-fact of the Holders of Purchase Contracts, relating to the appointment of BofA Securities, Inc., CIBC World Markets Corp. and RBC Capital Markets, LLC to serve as Remarketing Agents with respect to the Remarketing of the Remarketed Notes. This agreement sets forth the Remarketing Fee as referenced in the Remarketing Agreement and memorializes the appointment of each of the other financial institutions set forth on Schedule I attached hereto as a Remarketing Agent for purposes of the Remarketing Agreement and is referred to herein as the “Supplemental Remarketing Agreement”. Capitalized terms utilized herein, but not otherwise defined shall have the meanings ascribed to such terms in the Remarketing Agreement.

In connection with the Remarketing of the Remarketed Notes on behalf of the holders thereof and as consideration for the performance of the duties assigned to the Remarketing Agents in the Transaction Documents, the Corporation hereby agrees to pay (or cause to be paid) to RBC Capital Markets, LLC, for the account of each Remarketing Agent, a remarketing fee equal to 0.25% of the principal amount of the Remarketed Notes (the “Remarketing Fee”). The Remarketing Fee shall be allocated among the Remarketing Agents as set forth on Schedule 1 attached hereto.  It is understood and agreed that the Remarketing Fee shall be earned and payable in full upon the occurrence of a Successful Remarketing and paid on the Remarketing Settlement Date (each as defined in the Purchase Contract and Pledge Agreement).

All fees payable hereunder shall be in addition to any fees, indemnities, reimbursements or other amounts set forth in the Remarketing Agreement.

The Corporation further agrees that, once paid, the Remarketing Fee and any other fees or any part thereof payable hereunder shall not be refundable under any circumstances.  All fees payable hereunder will be paid in immediately available funds and shall not be subject to reduction by way of setoff or counterclaim for, or otherwise be affected by, any claim or dispute relating to any other matter.  In addition, all such payments will be made without deduction for any taxes, levies, imposts, duties, deductions, charges or withholdings (“Taxes”) imposed by any federal, state, provincial or local taxing authority (a “Relevant Taxing Jurisdiction”), unless the Corporation is compelled by law to deduct or withhold such Taxes, in which case such payment will be grossed up by the Corporation for the amount deducted, except to the extent that such Taxes (a) would not have been so imposed but for the existence of any present or former connection between the relevant Remarketing Agent and the Relevant Taxing Jurisdiction including, but for greater certainty and without limitation, being organized or having its principal office therein, being or having been a citizen, resident or national thereof, or being or having been present or engaged in a trade or business therein or maintaining a permanent establishment or other physical presence in or otherwise having some connection with the Relevant Taxing Jurisdiction (other than a connection due solely to the execution, delivery, performance or enforcement of this Supplemental Remarketing Agreement or the receipt of the Remarketing Fee or any other fees hereunder); (b) would not have been so imposed but for the failure of a Remarketing Agent to comply with any certification, documentation, information or other reporting or evidentiary requirement concerning such Remarketing Agent's nationality, residence, identity or connection with the Relevant Taxing Jurisdiction, entitlement to benefits under an applicable tax treaty or convention, arm's length relationship with the Corporation, or otherwise establishing the right to the benefit of an exemption from, or reduction in the rate of, withholding or deduction, if such compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to, or reasonably requested by the Corporation to substantiate, an exemption from, or a reduction in the rate of deduction or withholding of, such Taxes; or (c) were imposed as a result of (i) any such payment or any portion thereof being (A) in respect of services of any nature whatever that were rendered in Canada or (B) in respect of services that were not performed in the ordinary course of a business carried on by the Remarketing Agent that included the performance of such services for a fee or for which the relevant fee was not reasonable in the circumstances; or (ii) the Remarketing Agent not dealing at arm’s-length with the Corporation.

The Corporation further agrees that each of the Remarketing Agents may, in its sole discretion, allocate, in whole or in part, to any of its affiliates any portion of the Remarketing Fee payable to it for its own account hereunder.

This Supplemental Remarketing Agreement amends and supplements the Remarketing Agreement.  Except as amended hereby, the Remarketing Agreement remains in full force and effect in accordance with its terms and shall be otherwise unaffected hereby.  The Supplemental Remarketing Agreement and the Remarketing Agreement represent the entire agreement of the parties hereto and thereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties hereto and thereto with respect to the subject matter hereof and thereof.

This Supplemental Remarketing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same agreement.  Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Sections 14, 17, 18, 21, 22 and 23 of the Remarketing Agreement are incorporated herein by reference, mutatis mutandis.

[Signatures on the following page]

If the foregoing correctly sets forth the agreement by and among the Corporation and the Remarketing Agents, please indicate your acceptance in the space provided for that purpose below.

Very truly yours,

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Christopher Huskilson
Name: Christopher Huskilson
Title: Interim Chief Executive Officer

By:	/s/ Darren Myers
Name: Darren Myers
Title: Chief Financial Officer

[Signature Page to Supplemental Remarketing Agreement]

CONFIRMED AND ACCEPTED:

BofA Securities, Inc.
CIBC World Markets Corp.
RBC Capital Markets, LLC

Acting on behalf of themselves and as the Representatives of the Remarketing Agents

BOFA SECURITIES, INC.

By:	/s/ Christopher Dodman
Name: Christopher Dodman
Title: Managing Director

CIBC WORLD MARKETS CORP.

By:	/s/ Justin Wanner
Name: Justin Wanner
Title: Executive Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Scott G. Primrose
Name: Scott G. primrose
Title: Authorized Signatory

[Signature Page to Supplemental Remarketing Agreement]

THE BANK OF NEW YORK MELLON
TRUST COMPANY, N.A.
as Purchase Contract Agent and attorney-in- fact of the Holders of the Purchase Contracts

By:	/s/ Michele R. Shrum
Name: Michele R. Shrum
Title: Senior Vice President

[Signature Page to Supplemental Remarketing Agreement]

SCHEDULE I

Remarketing Agent	Percentage of Total Remarketing Fee

BofA Securities, Inc.	18.0%

CIBC World Markets Corp.	18.0%

RBC Capital Markets, LLC	18.0%

Scotia Capital (USA) Inc.	10.0%

TD Securities (USA) LLC	10.0%

National Bank of Canada Financial Inc.	7.0%

Mizuho Securities USA LLC	5.0%

SMBC Nikko Securities America Inc.	5.0%

BMO Capital Markets Corp.	3.0%

MUFG Securities Americas Inc.	3.0%

Wells Fargo Securities, LLC	3.0%

Total	100.00%